                                                               Exhibit 99.(c)(4)


                                                             Highly Confidential








                                  Project Mars



                                  Board Meeting



                           Goldman Sachs International
                                January 24, 2001

Benefits to doing the Mars Minority Buyout               [LOGO OF GOLDMAN SACHS]


---------------
                       o  Access to Mars cash flows

Strategic              o  Regroup all Milky Way US activities with the rest of
                          the group

                       o  Enable more efficient combination of present and
                          future Mars and Milky Way US operations
---------------
Financial              o  Eliminate lower Mars valuation impact on Milky Way

                       o  Transaction is slightly earnings accretive

---------------
Capital Markets        o  Better investor perception of Milky Way stock

                       o  Consolidate investor demand in more liquid stock

                       o Replace US investor base with European investors more knowledgeable about the industry

---------------
                       o  Eliminate perception of complexity in intra-group
 Corporate/               transactions
 Employee
 Incentive             o  Use of same stock for incentive scheme on a worldwide
                          basis

                       o Provide an incentive to US employees based on the stock of a company operating in an international market

---------------

Key Financing Assumptions                                [LOGO OF GOLDMAN SACHS]


We assume:

o  Milky Way share price is [EURO]200

o  Foreign exchange rate is [EURO]1 for $0.95

o  Transaction is 50% equity - financed, through a rights issue

o  Rights are issued at a 15% discount

Transaction Mars                                         [LOGO OF GOLDMAN SACHS]
Sensitivity Analysis

Assuming a 50%  equity financing through a rights issue                   2002 Pre Transaction    FFO/Net Debt               59%
Based on a Mars share price at 23/01:                      $25.44         2002 Pre Transaction    EBITDA  Interest Cover     6.3




                                                                                           2002                             Deal
                                2002 EPS       2003 EPS       2002 EPS      2003 EPS      EBITDA     2002     Capital    Considera-
                             Accretion pre  Accretion pre    Accretion      Accretion    Interest   FFO/Net   Increase   tion
                               goodwill        goodwill    post goodwill  post goodwill   Cover      Debt     (EURO)      (EURO)
                             -------------  -------------  -------------  -------------  --------   -------   --------   -----------
                  Implied
                Premium on
    Cash         the 23/01
 Offer/share    stock price
------------    -----------
    25.00          -2%           8.8%           10.9%          5.5%           8.5%         5.10     33.6%       466          933
    26.00           2%           8.2%           10.4%          4.5%           7.7%         5.07     33.2%       484          968
    27.00           6%           7.7%            9.9%          3.4%           6.9%         5.04     32.7%       502         1004
    28.00          10%           7.1%            9.4%          2.4%           6.0%         5.01     32.3%       520         1039
    29.00          14%           6.5%            8.9%          1.4%           5.2%         4.98     31.9%       537         1075

Exchange Rate Assumption $/ of 0.95 with a Milky Way share price of 200.00

Mars Stock Price Performance                             [LOGO OF GOLDMAN SACHS]
Daily Indexed Trading History Since Inception

         [This graph sets forth MARS stock price performance. The indexed trading price for shares of MARS on March 27, 1998 was $26.13 and on January 16, 2001 was $22.69, down 13.2%. The indexed trading price for shares of MARS on the occurrence of the following events were as follows:

             Date           Price                                                       Event

December 22, 1998          $28.00                    Net income up 58%, sales up 2% and operating profit up 11% from previous year.  EPS of $0.52 is lower than analysts expectations of $0.84.
May 3, 1999                $22.94                    Charles O'Dell resigns as CEO of SMS, Michel Landel named president, CEO and board member.  MARS reports decreased contract retention rates and sluggish sales growth.
November 3, 1999           $18.00                    Lawrence E. Hyatt resigns as senior vice president and chief financial officer of SMS.
January 11, 2000           $12.69                    Reported net income of $27.8 million down 2% from previous quarter and down 16% from previous year.  Sales for the quarter increased 6.5% from the previous year.  Profit growth lagged sales growth due to higher labor and start-up costs for quarter.  EPS of $0.94 meets analysts' expectations.
April 7, 2000              $13.75                    Earnings up 5% and sales up 8% from previous quarter.
July 14, 2000              $16.88                    3rd quarter earnings up 22% from previous quarter driven by double digit growth in operating profits in the health care and corporate divisions.
October 19, 2000           $17.25                    7 % rise in sales and 11% rise in earnings from previous quarter.  First profitable fourth quarter since 1998.  EPS of $1.00 meets analysts'
                                                     expectations.
January 11, 2001           $21.75                    Quarterly net income of $36 million, up 29% compared to same period previous year.  Sales up 6% and operating profit up 14% from previous year.]


Note: S&P 500 up 21.1% for the same period

Analysis of Premiums in Acquisition Transactions         [LOGO OF GOLDMAN SACHS]
Involving Insiders

Inside Ownership Greater Than 40% and Cash Consideration Only

                            Buyouts (a) (greater than $100m)
                   ----------------------------------------------------

                       Initial                              Final
                      Premium (b)                         Premium (c)
                     ------------                       -------------

 Low                    0.0%                                0.0%
 Median                18.4%                               26.4%
 Mean                  15.9%                               21.8%
 High                  88.9%                               88.9%









(a) Acquiror had more than 40% ownership prior to transaction. Sample size includes 59 transactions from 11/1989 - 5/2000.
(b) Initial premiums were found by calculating the percentage difference between the earliest mentioned offer price and the undisturbed target stock price. Source: Company filings and public information.
(c) Final premiums were found by calculating the percentage difference between the consideration ultimately paid and the undisturbed target stock price.
     Source: Company filings and public information.